











Brook Emanuel · 2nd

Founder & Principal Partner at Kai Capital Group

Hawaii, United States · 500+ connections · Contact info

Kai Capital Group

Experience

Founder & Principal Partner

Kai Capital Group

Nov 2015 – Present · 5 yrs 5 mos

Honolulu, Hawaii

Supporting Hawaii's entrepreneurs, cultivating innovation and catalyzing collaboration.

013: The Entrepreneurial...

Co-Founder & Chief Financial Officer

Activiter

Feb 2016 – Present · 5 yrs 2 mos

Honolulu, Hawaii

Activiter is a digital distribution platform making workflows more intuitive and efficient for businesses in the travel industry.

Activiter



Co-Founder & Strategist

Hele Fitness LLC

Dec 2016 – Present · 4 yrs 4 mos

Kaneohe, Hawaii, United States

Hele Fitness represents the innate connection to the warrior spirit that resides within each of us. The ancient Hawaiian Warriors, known as Na Koa were a powerful force, drawing strength from their Mana (life force) to carry them through training and battle.

...see more



Hawaii's Fastest Growing Companies...



Board Member

DreamHouse 'Ewa Beach Public Charter School

Sep 2020 – Present · 7 mos

Ewa Beach, Hawaii, United States

DreamHouse 'Ewa Beach is partnering with innovators and visionaries to reimagine public education in the State of Hawai'i.

Our mission is to empower homegrown leaders through values-driven leadership   ...see more

Founding Partner

Hawaii Golf Experience

Jun 2014 – Present · 6 yrs 10 mos

Honolulu, Hawaii

Hawaii Golf Experience exists at the intersect of golf, travel and luxury real estate. We curate bespoke experiences for the discerning traveler who understands and fully appreciates the value of time. Clients often lean on our guidance for local real estate recommendations. This trust is rooted in our shared love of the game of golf, coupled with our domain knov ...see more



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Education



University of Maryland

Graduate Certificate, Venture Tech and Innovation

2015 – 2015

Start-up valuation, modeling and capital sequencing



Oklahoma State University

Master's, Business Entrepreneurship

2012 – 2014

Activities and Societies: National Honor Society

Watson Graduate School of Management, Spears School of Business



University of California, Berkeley

MBA Candidate, Business

2009 – 2010

Activities and Societies: Cal Alumni Association: https://cal.berkeley.edu/brook.emanuel

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Licenses & certifications



SERIES 66

FINRA



SERIES 7 - GENERAL SECURITIES

FINRA



